UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2010 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from __________ to __________

Commission file number:  000-32951

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Crescent State Bank Employees’ 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Crescent Financial Corporation, 1005 High House Road, Cary, North Carolina 27513

The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Statements of net assets available for benefits December 31, 2010 and 2009
Statement of changes in net assets available for benefits, year ended December 31, 2010
Notes to financial statements

CRESCENT STATE BANK EMPLOYEES’ 401(k) PLAN

TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee
Crescent State Bank Employees’ 401(k) Plan
Cary, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Crescent State Bank Employees’ 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Crescent State Bank Employees’ 401(k) Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule H, Line 4i – Schedule of Assets (Held At End Of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ Dixon Hughes Goodman, LLP

Greenville, North Carolina
June 27, 2011

CRESCENT STATE BANK EMPLOYEES’ 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009

Assets

Investments, at fair value	$5,314,354	$3,931,169

Receivables:
Employer contributions	17,647	16,636
Participant contributions	25,056	25,765
Notes receivable from participants	156,351	150,216
	199,054	192,617

Cash	254,803	263,033

Net assets available for benefits at fair value	5,768,211	4,386,819

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	1,761

Net assets available for benefits	$5,768,211	$4,388,580

The accompanying notes are an integral part of these financial statements.

CRESCENT STATE BANK EMPLOYEES’ 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2010

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$502,407
Interest income on notes receivable from participants	4,983
Contributions:
Participants	612,705
Employer	432,041
Rollovers	58,343
Total contributions	1,103,089
Total additions	1,610,479

Deductions from net assets attributed to:
Benefits paid to participants	208,196
Administrative expenses	22,652
Total deductions	230,848
Net increase	1,379,631
Net assets available for benefits:
Beginning of year	4,388,580
End of year	$5,768,211

The accompanying notes are an integral part of these financial statements.

CRESCENT STATE BANK EMPLOYEES’ 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

1.	Description of Plan

The following brief description of the Crescent State Bank Employees’ 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering eligible employees, as defined by the Plan, of Crescent State Bank and other wholly-owned subsidiaries of Crescent Financial Corporation (“the Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions — Eligible employees are permitted to make elective deferrals in any amount up to the maximum percentage allowable not to exceed the limits of Code Sections 401(k), 402(g), 404 and 415. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans and certain individual retirement accounts. Eligible employees may amend their salary savings agreements to change the contribution percentage on each payroll period during the plan year. The employer has adopted the 401(k) safe harbor provision whereby a non-elective contribution equal to 6% of eligible compensation will be made on behalf of all eligible participants. This 6% non-elective contribution is 100% vested. Contributions are subject to certain limitations.

In addition, the employer may make a discretionary employer profit sharing contribution which shall be allocated using a Flat Dollar Formula, whereby the same dollar amount will be allocated to the Individual Account of each Qualifying Participant.  No additional contributions were made for the year ended December 31, 2010.

There were $58,343 in rollover contributions in 2010.

Investment Options — Participants direct the investment of their accounts into various investment options offered by the Plan and are allowed to change their investment mix at their discretion.

Participant Accounts — Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions, Plan earnings (losses), charged with benefit payments, transaction fees related to notes receivable from participants, distributions and allocations of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are immediately vested in their voluntary contributions and safe harbor contributions plus actual earnings thereon. Vesting in the Company’s profit sharing contributions and the actual earnings thereon is based on years of continuous service, and a participant is 100 percent vested after three years of service.

Notes Receivable From Participants — Participants may borrow from their vested fund accounts with a $1,000 minimum and a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that currently range from 3.25 percent to 5.00 percent. The interest rate is fixed for the life of the loan and is generally based on the Prime Rate published in the Wall Street Journal on the first business day of the month in which the loan is originated. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits — After termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the vested balance of his or her account, or substantially equal installments or annuities over any period not exceeding the life expectancy of the participant or the life expectancy of the participant and his or her designated beneficiary.

Forfeitures — Forfeitures from past profit sharing contributions are used to reduce employer contributions or to pay fees incurred by the Plan.  At December 31, 2010 and 2009, forfeited non-vested accounts totaled $0 and $526, respectively.  During 2010, forfeitures of $526 were used to pay fees incurred by the Plan.

CRESCENT STATE BANK EMPLOYEES’ 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

2.	Significant Accounting Policies

Basis of Accounting — The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.

Investment Valuation and Income Recognition – Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment to the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchase and sales of securities are recorded on a trade-date basis.  Interest income from notes receivable from participants is recorded when received.  Other interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits - Benefits are recorded upon distribution.

Administrative Expenses - The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.  Expenses relating to specific participant transactions (participant loans and distributions) are charged directly to the participant’s account.

Reclassifications – Effective January 1, 2010, the Plan adopted the Financial Accounting Standards Board (“FASB”) authoritative guidance on reporting loans to participants by defined contribution pension plans.  In accordance with the provisions, participant loans are required to be classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance, plus any accrued but unpaid interest.  The adoption of this accounting standard requires reclassification of participant loans from investments to notes receivable from participants on the Statement of Net Assets Available for Benefits as of December 31, 2010 and 2009.  Accordingly, the 2009 financial statements have been reclassified to conform to the 2010 presentation.  There was no impact on Net Assets Available for Benefits or Changes in net Assets Available for Benefits.

Subsequent Events – In preparing these financial statements, the Plan administrator has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued.

CRESCENT STATE BANK EMPLOYEES’ 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

3.	Investments

The following table presents investments that represent more than 5% or more of the Plan’s net assets at December 31:

	2010	2009
Investments, at fair value:
Wasatch 1st Source Inc Equity Fund	$773,553	$800,197
Oakmark Equity Income Fund	508,221	377,580
PIMCO Total Return Fund	413,941	*
Thornburg Intl Value Fund	358,862	319,465
Metlife GIC Fund	*	245,468

*Amount represents less than five percent of net assets.

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2010

Mutual funds	$561,351
Common stocks	(58,944)
$502,407

4.	Fair Value Measurements

Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1: Observable inputs such as quoted prices in active markets.
•	Level 2: Inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

When quoted prices are available in active markets for identical instruments, investment securities are classified within Level 1 of the fair value hierarchy.  Level 1 investments include mutual funds and Company common stock.

CRESCENT STATE BANK EMPLOYEES’ 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

4.	Fair Value Measurements - Continued

Level 2 investment securities include common collective trust funds for which quoted prices are not available in active markets for identical instruments.  The Plan utilizes a third party pricing service to determine the fair value of each of these investment securities.  Because quoted prices in active markets for identical assets are not available, these prices are determined using observable market information such as quotes from less active markets and/or quoted prices of securities with similar characteristics.

The following tables set forth by level within the fair value hierarchy the Plan’s assets accounted for at fair value on a recurring basis as of December 31, 2010 and 2009.

	Assets at Fair Value as of December 31, 2010
Description	Level 1	Level 2	Level 3	Total

Mutual funds
Equity funds	$1,375,321	$-	$-	$1,375,321
Growth funds	1,168,588	-	-	1,168,588
Income funds	1,302,542	-	-	1,302,542
US gov’t securities fund	76,766	-	-	76,766
Value funds	1,244,247	-	-	1,244,247

Common stock	146,890	-	-	146,890

Total assets at fair value	$5,314,354	$-	$-	$5,314,354

	Assets at Fair Value as of December 31, 2009
Description	Level 1	Level 2	Level 3	Total

Mutual funds
Equity funds	$957,629	$-	$-	$957,629
Growth funds	912,891	-	-	912,891
Income funds	504,861	-	-	504,861
US gov’t securities fund	16,804	-	-	16,804
Value funds	1,139,136	-	-	1,139,136

Common stock	156,141	-	-	156,141

Common collective investment trust	-	243,707	-	243,707

Total assets at fair value	$3,687,462	$243,707	$-	$3,931,169

There were no changes to Level 3 assets during 2010.

The Plan recognizes transfers between the Levels as of the beginning of the reporting period.  Gross transfers between the Levels were not significant for the years ended December 31, 2010 and 2009.

CRESCENT STATE BANK EMPLOYEES’ 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

5.	Fully Benefit Responsive Investment Contract

The Plan has entered into a fully benefit-responsive investment contract with The MetLife Insurance Company   (“MetLife”). In a Met Managed GIC, the assets are invested in a MetLife separate account. MetLife will guarantee principal and accrued interest, based on credited interest rates, for participant-initiated withdrawals as long as the contract remains active. Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio.

MetLife will reset the rate by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the managed investments. Participants will receive the principal and accrued earnings credited to their accounts on withdrawal for allowed events. These events include transfers to other Plan investment options, and payments because of retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by MetLife Insurance Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

The guaranteed investment contract does not permit Metlife to terminate the agreement prior to the scheduled maturity date.

2009
Average yields:
Based on actual earnings	13.86%
Based on interest rate credited to participants	4.14%

The MetLife Managed GIC was removed as an investment option for the 2010 plan year.

6.	Exempt Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds and money market funds managed by Charles Schwab Trust Company. Charles Schwab Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were $10,446 for the year ended December 31, 2010.

7.	Related Party Transactions

The Plan provides participants with the option of purchasing shares of stock of Crescent State Bank’s parent company, Crescent Financial Corporation. Participant investments in Crescent Financial Corporation stock are limited to 25% of a participant’s total investment allocation. At December 31, 2010 and 2009, the Plan held 65,573 and 49,101 shares, respectively, of the Company’s common stock, with a period end value of $146,890 and $156,141, respectively.  During the year ended December 31, 2010, the Plan recorded no dividend income from the stock.

CRESCENT STATE BANK EMPLOYEES’ 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are always 100% vested in safe harbor employer contributions. In the event of Plan termination, participants would become 100% vested in the discretionary contributions.

9.	Tax Status

The Internal Revenue Service (the “IRS”) has determined and informed the Company by letter dated March 31, 2008, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (the “IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

10.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

SUPPLEMENTAL SCHEDULE

CRESCENT STATE BANK 401(k) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010

EIN:	56-2097132
Plan Number 001

	(b) Identity of Issue, Borrower, Lessor or	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral,	(d) Cost	(e) Current
(a)	Similar Party	Par or Maturity Value	**	Value
*	SCHWAB INVESTOR MONEY FUND	MONEY MARKET FUNDS		232,760
*	SCHWWAB MONEY MARKET FUND	MONEY MARKET FUNDS		22,043
*	CRESCENT FINANCIAL CORP	COMMON STOCK		146,890
	ABSOLUTE STRATEGIES FUND	MUTUAL FUNDS		91,241
	ARTISAN INTERNATIONAL FUND	MUTUAL FUNDS		4,308
	BLACKROCK GLOBAL ALLOC FUND	MUTUAL FUNDS		94,458
	BLACKROCK INFLATION PROTECTED FUND	MUTUAL FUNDS		171,474
	COHEN & STEERS REALTY SHARES	MUTUAL FUNDS		83,368
	COLUMBIA ACORN FUND	MUTUAL FUNDS		63,481
	FAIRHOLME FUND	MUTUAL FUNDS		191,894
	FIDELITY SPARTAN INTL INDEX	MUTUAL FUNDS		30,672
	FIRST EAGLE FUND OF AMERICA	MUTUAL FUNDS		138,557
	HARBOR INTL FUND INVEST CLASS	MUTUAL FUNDS		79,611
	IVA INTL FUND CL I	MUTUAL FUNDS		99,969
	JP MORGAN SMARTRETIREMENT 2010A	MUTUAL FUNDS		8,037
	JP MORGAN SMARTRETIREMENT 2015A	MUTUAL FUNDS		45,302
	JP MORGAN SMARTRETIREMENT 2020A	MUTUAL FUNDS		34,468
	JP MORGAN SMARTRETIREMENT 2025A	MUTUAL FUNDS		146,868
	JP MORGAN SMARTRETIREMENT 2030A	MUTUAL FUNDS		40,135
	JP MORGAN SMARTRETIREMENT 2035A	MUTUAL FUNDS		42,120
	JP MORGAN SMARTRETIREMENT 2040A	MUTUAL FUNDS		32,127

	(b) Identity of Issue, Borrower, Lessor or	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral,	(d) Cost	(e) Current
(a)	Similar Party	Par or Maturity Value	**	Value
	JP MORGAN SMARTRETIREMENT 2045A	MUTUAL FUNDS		74,987
	JP MORGAN SMARTRETIREMENT 2050A	MUTUAL FUNDS		7,822
	LOOMIS SAYLES BOND FUND	MUTUAL FUNDS		178,831
	MARISCO 21ST CENTURY FUND	MUTUAL FUNDS		239,635
	OAKMARK EQUITY INCOME FUND	MUTUAL FUNDS		508,221
	OPPENHEIMER DEVELOPMENT MARKTS	MUTUAL FUNDS		156,023
	PERKINS MID CAP VALUE FUND CL T	MUTUAL FUNDS		44,741
	PIMCO LOW DURATION ADMIN SHS	MUTUAL FUNDS		264,484
	PIMCO TOTAL RETURN FUND CL D	MUTUAL FUNDS		413,941
	ROYCE SPECIAL EQUITY FD INV CL	MUTUAL FUNDS		105,917
	ROYCE VALU E FUND INV CL	MUTUAL FUNDS		232,740
	ROYCE VALUE PLUS FUND	MUTUAL FUNDS		61,833
*	SCHWAB S&P 500 INDEX FUND	MUTUAL FUNDS		79,856
	SENTINEL GOVERNMENT SECURITIES A	MUTUAL FUNDS		76,766
	T ROWE PRICE NEW ERA FUND	MUTUAL FUNDS		71,158
	THORNBURG INTL VALUE INSTL CLASS	MUTUAL FUNDS		358,862
	VANGUARD INFLATION PROTECTED SEC FD	MUTUAL FUNDS		6,729
	VANGUARD TOTAL BOND MARKET IND FD	MUTUAL FUNDS		14,048
	VANGUARD TOTAL STOCK MARKET IND FD	MUTUAL FUNDS		99,227
	WASATCH 1ST SOURCE INCOME EQUITIES	MUTUAL FUNDS		773,553
	PARTICIPANT LOANS ***	INTEREST BEARING 3.25 – 5.00% MATURING THROUGH November 2020		156,351
	TOTAL			5,725,508

*	Party-in-interest

**	Cost information omitted for participant directed investments.

***	The accompanying financial statements classify participant loans as notes receivable from participants.

Exhibit Index

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CRESCENT STATE BANK
EMPLOYEES’ 401 (K) PLAN
(Name of Plan)

	By:	/s/ Bruce W. Elder
Date: June 27, 2011		Bruce W. Elder
Senior Vice President
Crescent State Bank